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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          Valassis Communications, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
       -------------------------------------------------------------------
                           (Title of Class Securities)

                                    91886610
                               -------------------
                                 (CUSIP Number)

       Neale Martin, Manager, Trustee, Westpac Custodian Nominees Limited
                          Level 36, 60 Margaret Street
           Sydney, New South Wales 2000, Australia 011-612-9-226-2026
   ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the





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liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91886610
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1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Westpac Custodian Nominees Limited
                           No S.S. Or I.R.S. Identification
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) ___
                                                                         (b) ___
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                      Not Applicable

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             ---
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New South Wales, Commonwealth of Australia
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  NUMBER OF         7.     SOLE VOTING POWER                   None
   SHARES           ------------------------------------------------------------
 BENEFICIALLY       8.     SHARED VOTING POWER                 None
OWNED BY EACH       ------------------------------------------------------------
  REPORTING         9.     SOLE DISPOSITIVE POWER              None
   PERSON           ------------------------------------------------------------
    WITH            10.    SHARED DISPOSITIVE POWER            None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  None
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                            ---
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------





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              CONTINUATION PAGES OF AMENDMENT NO. 2 TO SCHEDULE 13D
                                    FILED BY
                       WESTPAC CUSTODIAN NOMINEES LIMITED

           This Amendment No. 3 to the Schedule 13D, dated April 15, 1994, (the "Schedule 13D") as amended by Amendment No. 1 to the Schedule 13D, dated January 30, 1995 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D, dated June 20, 1997 ("Amendment No. 2"), previously filed by Westpac Custodian Nominees Limited ("Westpac Custodian"), is being filed in connection with changes in the ownership of the stock of Valassis Communications, Inc., a Delaware corporation (the "Issuer"), resulting from the release of shares of common stock, par value $.01 per share, of the Issuer from pledges under certain Stock Pledge Agreements to which Westpac Custodian is a party.

ITEM 1.    SECURITY AND ISSUER.

           No changes.

ITEM 2.    IDENTITY AND BACKGROUND.

           No changes.

ITEM 3.    SOURCE AND AMOUNT OF CONSIDERATION.

           No change except the following:

           (c) the remaining 20,173,800 pledged shares were sold by Conpress International (Netherlands Antilles) N.V. ("CINA") through a secondary offering which closed on July 8, 1997 and released from the pledges in favor of Westpac Custodian (see Item 4)

ITEM 4.    PURPOSE OF TRANSACTION.

           No change except the following:

           On July 8, 1997 CINA sold all of its 20,173,800 shares of common stock of the Issuer through a secondary offering. In connection with this transaction, a deed of release was delivered on July 8, 1997 by Westpac Custodian in favor of CINA and Consolidated Press Holdings Limited (the "Deed of Release") whereby all 20,173,800 shares were released from pledges pursuant to
(i) Stock Pledge Agreement, dated as of June 11, 1997, between CINA, as Pledgor, and Westpac Custodian, as Trustee, securing indebtedness in connection

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with Cash Advance Facility Agreement, dated June 27, 1996, among Kerry Francis
Bullmore Packer, Consolidated Press Holdings Limited, the Trustee and the Guarantors, Agent and Lenders named therein, as amended, and (ii) Stock Pledge Agreement, dated as of June 11, 1997, between CINA as Pledgor, and Westpac Custodian, as Trustee, securing indebtedness in connection with Syndicated Bill Facility Agreement, dated as of March 25, 1994, among Consolidated Press (Finance) Limited, the Trustee and the Guarantors, Agent and Participants named therein, as amended (collectively, "the Stock Pledge Agreements").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of the close of business on July 8, 1997, Westpac Custodian may be deemed the indirect beneficial owner of 0 shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Deed of Release the pledges of the remaining 20,173,800 shares of Issuer under the Stock Pledge Agreements has been terminated.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

(d)   Deed of Release.

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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date:  July  14, 1997

                                      Westpac Custodian Nominees Limited

                                      By: /s/ Aubrey D. Moore
                                         ---------------------------------
                                         Name: Aubrey D. Moore
                                         Title: Manager, Compliance

                                      By: /s/ Stephen W. Graham
                                         ---------------------------------
                                         Name: Stephen W. Graham
                                         Title: Trustee Securities Supervisor


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